UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-39115

WISEQEY CORP

(Exact Name of Registrant as Specified in Charter)

WISEQEY CORP

(Translation of Registrant’s name into English)

British Virgin Islands	CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, TORTOLA, Virgin Islands, British, VG 1110	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

On October 15, 2026, SEALSQ Corp (“SEALSQ”), a subsidiary of WISeQey Corp, announced its preliminary unaudited financial metrics for the nine-month period ended September 30, 2026 (“9M 2026”), reaffirmed its full-year 2026 revenue guidance and provided some key product milestones and updates.

9M 2026

●	SEALSQ’s preliminary unaudited financials for 9M 2026 revealed revenue of $16.3 million (65% increase in year-on-year revenue growth) compared to $9.9 million in the equivalent period last year.

●	Growth drivers: this 65% growth is mostly attributable to continued demand for SEALSQ’s Vault-IC secure-element family, growth in recurring PKI and certificate-management services, nine months of consolidated revenue from IC’ALPS (approximately $3.8 million in 9M 2026), and initial revenue from the Quantix Edge Security center in Murcia, Spain.

●	Treasury: cash, cash equivalents and restricted cash of approximately $463.0 million as of September 30, 2026.

Key Product Milestones

●	VaultIC408 achieved NIST FIPS 140-3 Level 3 validation.

●	42 prospective customers and partners were evaluating QVault TPM and QS7001 as of September 30, 2026, compared to 30 as of June 30, 2026.

●	Active business pipeline of more than $200 million through 2029 as of October 15, 2026, including more than $100 million associated with post-quantum projects. These figures represent management estimates and are subject to conversion risk, customer validation, technical integration and other commercial risks.

Forward-Looking Statements

This Current Report on Form 6-K expressly or implicitly contains certain forward-looking statements concerning WISeQey Corp, SEALSQ Corp and their respective businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. As a result, the preliminary financial results contained in this Report on Form 6-K may materially differ from the actual results that will be reflected in the unaudited condensed consolidated financial statements as of September 30, 2026 when they are completed and publicly disclosed. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●	completion of WISeQey’s and SEALSQ’s financial closing procedures for the period;

●	the timing of product certifications and of the launch of key products;

●	customer qualification and conversion of the business pipeline into revenue;

●	WISeQey’s and SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers;

●	market demand and semiconductor industry conditions; and

●	the risks discussed in WISeQey’s and SEALSQ’s filings with the SEC.

Risks and uncertainties are further described in reports filed by WISeQey and SEALSQ with the SEC. WISeQey and SEALSQ are providing this Current Report on Form 6-K as of this date and do not undertake to update any forward-looking statements or preliminary financial results contained herein as a result of new information, future events or otherwise.

Exhibit No.	Description
99.1	Press release of SEALSQ Corp. issued on October 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2026	wiseQey CORP.

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

2